

July 16, 2007

Mr. Steven D. Foster
Chief Financial Officer
Parallel Petroleum Corporation
1004 N. Big Spring, Suite 400
Midland, Texas 79701

   Re: Parallel Petroleum Corporation
     Form 10-K/A for Fiscal Year Ended December 31, 2006
     Filed July 12, 2007
     Response Letter Dated July 11, 2007
     File No. 000-13305

Dear Mr. Foster:

  We have completed our review of your response letter and amendment to Form 10-K and have no further comments at this time.

        Sincerely,

        Karl Hiller
        Branch Chief

cc: Mr. Tommy Ortloff – Legal Counsel